

okom wrks labs, PBC

Consolidated Financial Statements

For the Period Ended

December 31, 2022

WITH INDEPENDENT

ACCOUNTANT'S REVIEW REPORT



Table of Contents



Independent Accountant's Review Report

To Management

okom wrks labs, PBC

 Chicago, IL

We have reviewed the accompanying financial statements of okom wrks labs, PBC., which comprise the statements of Profit and Loss, Balance Sheet and Cash Flows as of December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements, in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Paul T Heffner
August 2, 2023



okom wrks labs, PBC

Profit and Loss

January - December 2022

	Total
INCOME	
Total Income	
COST OF GOODS SOLD	
Cost of Goods Sold	2,465.40
Total Cost of Goods Sold	**2,465.40**
GROSS PROFIT	**-2,465.40**
EXPENSES	
Bank Charges	1,767.95
Business Meals	2,590.08
Dues & subscriptions	1,452.95
Gas And Fuel	2,471.02
Legal & Professional Fees	
Legal Fees	20,643.50
Professional Fees	7,000.00
Total Legal & Professional Fees	**27,643.50**
Office/General Admin - Affirm Inc	20,864.92
Rent	5,000.00
Shipping, Freight & Delivery	1,240.42
Software/IT	2,610.08
Storage Fees	4,153.10
Travel	18,821.31
xPayroll	
Contractors	5,530.00
Payroll Fees	90.00
Payroll Tax Expenses	835.40
Payroll Wage Expenses	4,417.90
Total xPayroll	**10,873.30**
Total Expenses	**99,488.63**
NET OPERATING INCOME	**-101,954.03**
OTHER INCOME	
Other Income	105,145.43
Total Other Income	**105,145.43**
OTHER EXPENSES	
Other Miscellaneous Expense	245.00
Other Vehicle Expenses	4,227.44
Wash and Road Services	14.00
Total Other Expenses	**4,486.44**
NET OTHER INCOME	**100,658.99**
NET INCOME	**$ -1,295.04**



Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Other Current Assets	
Prepaid Rent	25,000.00
Total Other Current Assets	**25,000.00**
Total Current Assets	**25,000.00**
Fixed Assets	
Startup Costs	105,145.43
Total Fixed Assets	**105,145.43**
TOTAL ASSETS	**$130,145.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CC *6791	6,707.51
Total Credit Cards	**6,707.51**
Total Current Liabilities	**6,707.51**
Total Liabilities	**6,707.51**
Equity	
Owner's Equity	11,772.96
Retained Earnings	
The 2016 Marcel Dabdoub Family Irrevocable Trust	70,000.00
Tooketree Passive Homes	42,960.00
Net Income	-1,295.04
Total Equity	**123,437.92**
TOTAL LIABILITIES AND EQUITY	**$130,145.43**

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5699 S Cedarwood Rd. Greenwood Village, CO 80121 | 3 0 3 - 8 6 8 - 8 9 8 0 | p a u l @ f i n a n c e p a l s . c o m



okom wrks labs, PBC

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-1,295.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Rent	-25,000.00
AMEX CC *6791	6,707.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,292.49**
Net cash provided by operating activities	**-19,587.53**
INVESTING ACTIVITIES	
Startup Costs	-105,145.43
Net cash provided by investing activities	**-105,145.43**
FINANCING ACTIVITIES	
Owner's Equity	11,772.96
The 2016 Marcel Dabdoub Family Irrevocable Trust	70,000.00
Tooketree Passive Homes	42,960.00
Net cash provided by financing activities	**124,732.96**
NET CASH INCREASE FOR PERIOD	**0.00**
CASH AT END OF PERIOD	**$0.00**



Notes to Financial Statements

1. **Organization**

   Okom wrks labs, PBC created a patent-pending mycelium based mycomposite called zerø-frm with structural, load bearing properties…a monumental leap forward in the field! zerø-frm is the strongest mycelium composite on the planet!

2. **Summary of Significant Accounting Policies**

   The financial statements of the Organization have been prepared on a cash basis of accounting in accordance with generally accepted accounting principles.

3. **Use of Estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. **Cash and Cash Equivalents**

   Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months.

5. **Property and Equipment**

   Acquisitions of property and equipment in excess of $2500 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method over the useful lives of assets which are generally 5 years.

6. **Climate Impact**

   Development of biogenic building materials and systems aimed at decarbonizing the built environment.

7. **Leases**

   Okom wrks labs, PBC did not have a lease, but their workshop space in NC was a part of an in-kind investment from our largest investor, Marcel Dabdoub.

8. **Revenue Recognition**

   Okom wrks labs, PBC did not have any revenue in 2022.